Caleb C.B. DuBois (207) 228-7378 direct cdubois@bernsteinshur.com

VIA EDGAR

December 15, 2020

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street N.E.

Washington, DC 20549

Re: New Age Alpha Trust

File Nos. 811-23461 and 333-232993

Dear Mr. Be:

On behalf of the New Age Alpha Trust (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Pre-Effective Amendment No. 3 under the Securities Act and under the Investment Company Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In the Amendment we have (1) updated the Registration Statement to include the Trust’s audited seed financials, audit report (including notes), and the auditor’s consent, (2) have addressed your comments that we received via telephone conference on December 4, 2020, regarding Pre-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement, and (3) have filled in additional information that was previously missing from PEA 2.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7378. Thank you.

Sincerely,

/s/ Caleb C.B. DuBois

Caleb C.B. DuBois